October 4, 2023

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC
Offering Statement on Form 1-A
Filed June 12, 2023
File No. 024-12277

Ms. Gorman:

Please see below for responses to the Division’s letter dated September 15, 2023, regarding the above captioned matter. All questions have been addressed in Amendment No. 2 to the Offering Statement on Form 1-A, filed October 4, 2023 (“Amendment”), as further herein detailed.

Cover Page

1. Please clearly disclose the termination date of the offering, as required by Item 1(e) of Part II of Form 1-A.

We have revised our cover page to disclose the termination date of the offering.

Risk Factors

Our operating agreement contains provisions that reduce or eliminate duties ..., page 11

2. We note your response to comment 7 of our letter and reissue. Please revise your disclosure here and in the section "Securities Being Offered," to clearly disclose when the limitation or elimination of the fiduciary duties of the manager applies. Please clarify whether there is any uncertainty as to the enforceability of this under state law. Please also disclose that nothing in the operating agreement modifying, restricting or eliminating the duties or liabilities of Fiduciary Covered Persons shall apply to or in any way limit the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

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We have updated and added the required disclosures under “Risk Factors” on page 11 and “Securities Being Offered” on page 48.

Blockchain technology is a relatively new and untested technology, page 16

3. We note your response to comment 9 and re-issue in part. Please expand your risk factor disclosures to discuss risks related to loss or theft of the Tokens, including losses related to cyberattacks, fraudulent or accidental transactions, loss of keys, etc. Please also reconcile your response that “there is no risk related to cyberattacks, fraudulent or accidental transactions, loss of keys, etc. with respect to the

Tokens so long as the Transfer Agent’s records are accurate,” with your statement here that “there can be no assurances that the blockchain and the creation, transfer, or storage of the Tokens will be uninterrupted or fully secure.”

We have added the disclosures under “Risks Related to Tokenization and Blockchain” to address the comment related to cyberattacks, fraudulent and accidental transactions, and loss of keys.

Plan of Distribution

Series Interests maintained on Blockchain as a digital courtesy copy; no investment in cryptocurrencies, page 25

4. We note your response to comment 13 and re-issue in part. As previously requested, please revise to clarify whether there are practical or legal considerations for investors due to the distributed ledger technology features that would not exist in an offering of book entry securities without such features or advise otherwise.

We have expanded the disclosure in the filing to add that tokens are a digital courtesy copy of the Series Interests and not sold independently of Series Interests. There are no practical or direct considerations for investors due to the use of blockchain or distributed ledger technology used in the manner used by the Company to create digital courtesy copy of all records compared to an offering where blockchain technology is not used. However, Investors may hesitate to invest in Series Interests linked to blockchain technology based on the risks described in the Section “Risks Related to Tokenization and Blockchain”, which could impact the participation of potential investors and negatively impact the potential liquidity and value of the Series Interests.

Series Interests will not be offered in any jurisdiction where the Company cannot offer Tokens in compliance with laws and regulations. Series Interests will not be offered until all required notices and fees have been filed and paid in a particular state.

5. We note your revised disclosure in the last paragraph on page 25 that the Tokens "cannot be purchased, sold, or traded separate from the Series Interests." Please explain how such restriction is programmed into the Token or otherwise enforced. Also please describe how a holder will transfer the Series Interest and the Token as a “unit” and provide illustrative examples of the methods by which such transfer could be effected.

Please refer to the detailed steps included under the section “Procedure for Transfer or Secondary Trading” to effect transfer or secondary trading of Series Interests. Tokens represent a digital courtesy copy of the Series Interests, and require Manager consent for transfers, which occurs only after the consent in book form is completed. This process ensures that the Tokens remain stapled to the underlying Series Interests, and in the event of a conflict between the record held by the transfer agent and the blockchain record, the transfer agent’s record will be determinative.

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6. We note your disclosure at the top of page 26 that:

• The Series Interests are not available for transfer, purchase, or sale from one Series

Interests holder to another Series Interests holder (“peer-to-peer”) on the blockchain or in any secondary trading market;

• In the future, the Series Interests may be available for purchase, sale or transfer in the secondary trading market or on the blockchain; and

• You have no current agreement to make your Series Interests or Tokens available for trading in the secondary market but may enter into such an agreement in the future.

Please revise to clarify whether you intend to make the Series Interests or Tokens available for transfer, purchase, or sale from one Series Interests holder to another Series Interests holder (“peer-to-peer”) on the blockchain or in any secondary trading market in the future, and, if so, disclose the expected timeline and associated risks related thereto. Furthermore, please revise to clarify how an investor may transfer Series Interests or Tokens if they are not made available for transfer "peer-to-peer" on the blockchain or to trade in any secondary trading market, and make corresponding revisions to the first risk factor on page 14 and the subsection headed “General Restrictions on Transfer” on page 49.

We expect that once the Offering Circular initially including the Series in the Series Offering Table, as amended, is qualified by the SEC, the Public Private Execution Network Alternative Trading System, or PPEX ATS (the “Secondary Trading Platform”), which is registered with the SEC and operated by North Capital Private Securities Corporation (“North Capital”), will be a venue available for the resale of such Series Interests through the Broker Dealer, as a broker dealer member of the Secondary Trading Platform. Any such resale of a Series Interests will be subject to federal and state securities laws and the restrictions in the Operating Agreement and the Series Designation, as applicable. The transfer and secondary trading will be recorded in the book-form, and we will maintain a digital courtesy copy on blockchain. We have updated our disclosures under appropriate sections including, Summary – Transferability”, “The Current Offering”, “Risk Factors”, “Plan of Distribution”, and “General Restrictions on Transfer”.

7. Please add a separate subsection to describe the procedures Members must follow to initiate and effect a secondary transfer of Series Interests and Tokens in order to ensure the transfer is reflected in the records of the Transfer Agent, including, without limitation:

• Any transfer restrictions of the Series Interests and Tokens or transfer prerequisites and describe the material features of the Transfer Agent’s whitelisting procedures, including its AML/KYC procedures;

• How a potential transferor may gain the Manager's approval of their potential transferee. In this regard, we note your disclosure under "General Restrictions on Transfer" on page 49 that transfers of Series Interests are prohibited unless the written consent of the Manager has been obtained, which consent may be withheld in its sole and absolute discretion;

• The steps a potential transferee must take to open a digital wallet that is compatible with the Tokens;

• Whether the transferor initiates a transfer by network, by notifying the Transfer Agent, or otherwise; and

• How long it will take to record transfers.

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We have added the required disclosure under the Section “Procedure for Transfer or Secondary Trading,” to include transfer restrictions, AML/ KYC procedures, the process for soliciting the Manager’s approval, transfer steps taken by transferor and transferee, and the expected timeline for such actions.

Subscription Procedure, page 31

8. Please be advised that we continue to review your response to the fourth bullet of comment 15 and added disclosure in the second paragraph on page 31 and may have further comments.

The Company acknowledges that the Staff continues to review the Company’s prior response.

9. We note your response to comment 19 and re-issue in part. Please file your agreement with Stripe Inc. as an exhibit or tell us why you are not required to do so.

We have attached the service agreement with Stripe as Exhibit 6.10.

10. We note your response to comment 20 and re-issue in part. Please revise your disclosure to state, if true, that only whole Tokens may be issued or transferred.

We have expanded the disclosure under the sections “Use of Blockchain” and “Use of Proceeds” that Series Interests and Tokens can’t be subdivided and can only be issued or transferred in whole.

Use of Proceeds, page 35

11. We reissue comment 26. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified in the offering statement are not sold. See Instruction 3 to Item 6 of Part II of Form 1-A. Consider providing such information in tabular format at different levels of proceeds. In addition, please clarify if there is a limitation on management's ability to be repaid from future revenues and add risk factor disclosure regarding the impact on investors if the manager decides to go this route instead of receiving Series Interests.

Please see Amendment. We have expanded our “Use of Proceeds” section to explain how we anticipate our use of proceeds will change if we do not sell all of the securities being offered and we have removed the option for the Manager to be repaid from the future revenues.

Description of Business

Plan of Operations, page 38

12. We are unable to locate your response to comment 28 of our letter. In light of your expected use of leverage in operations, please address here, and in the risk factor section in a separate risk, the impact of increased interest rates on investors. We note that interest rates have increased over the past couple years and that, specifically, with respect to the current properties, the loans are due in June 2024 and you will likely need to obtain new financing at that time or renegotiate the current terms, which could result in even higher interest rates.

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We have expanded on the disclosure related to increasing interest rates under the section: Risk related to rising interest rates and availability of financing options. We have added additional disclosures under the section “Property Overview” to highlight the potential risks related to refinancing options available due to any further increase in interest rates.

Property Overview, page 42

13. Noting the disclosure added regarding the loans used to finance the acquired properties, please revise here and elsewhere in the document, as appropriate, to disclose how you intend to settle these outstanding loans at maturity. To the extent you intend use other financing methods, please disclose them and the anticipated terms of those methods. Consider the need for associated risk factor disclosure.

We have added the disclosure to address the options that could be available at the time of loan maturity next year in June 2024 in the “Property Overview” Section. The Company will evaluate refinancing options, including but not limited to sourcing a new short-term one-year loan with another lender, negotiating an extension with the current lender, or sourcing a long-term loan with a maturity ranging between 5 to 10 years. The financing options would be evaluated based on market conditions prevailing near the maturity date. It would be premature to predict the interest rates and financing terms that may be available in June 2024 or which lenders could provide the financing based on prevailing market conditions at that time.

14. For each of the properties, please disclose the anticipated monthly operating costs of owning them. Examples of anticipated operating costs include, but are not limited to, interest on the debt used to purchase them, insurance, real estate taxes, managements fees, accounting fees, maintenance fess, etc. Compare the total of the expenses to the anticipated monthly rent for of the properties that is disclosed in this section.

We have added monthly installment amounts for interest cost on debt under the “Use of Proceeds” section for each current offering.

The properties acquired by the Series are newly constructed residential properties that have not been previously occupied or leased and have no operating or leasing history. Therefore, with respect to disclosing other anticipated monthly costs, we are concerned that these costs cannot be forecasted objectively and presented in the form of a forecast of revenue, costs, and net earnings for a period of at least 12 months due to the inherently variable nature of these costs.

Presenting these forecast disclosures in the Offering Circular without any operating or leasing history could be misleading or speculative.

We have added disclosure that such other costs will be incurred in the future.

Compensation of Manager, page 46

15. We note your response to comment 34 of our letter. We note that commissions paid to the manager were deducted from total acquisition fees based on your disclosure on pages 35 to 37. Please disclose the total acquisition fees received by the manager, including the amounts deducted and clarify that these were commissions paid and the role the manager and its affiliates played that resulted in receiving these commissions.

Please see Amendment in the “Compensation Paid to our Manager and its Affiliates” and the “Use of Proceeds” section. We have separated the disclosures for acquisition fee and commission received as buyer’s agent.

16. We note the disclosure that you may retain the services of certain of the Manager's affiliates. Please clearly disclose those affiliates that may provide services, clearly disclose the services they may provide and disclose the potential compensation arrangements. To the extent specific services will be provided to these affiliates for the series being offered, clearly disclose. Please add risk factor disclosure.

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We have included the disclosure that we may retain certain of the Managing Member's Affiliates for services relating to Series Assets or operations of the Company or a Series, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight, and other asset management services.

All the current and known services to be offered by affiliates have been appropriately identified under acquisition fee, asset management fee, property management fee, and commission as buyer's agent, however, there could be additional affiliate entities identified based on transactions in the future. We cannot make a reasonable estimate of any of the Other Services that would be provided by any affiliates or any applicable fees that may be incurred in the future at this time. Any such arrangements will be at market terms and rates, as determined by the Managing Member.

Prior Performance, page 76

17. We note your response to comment 35 and reissue. Please revise to provide all of the disclosure required by Item 8 of Industry Guide 5, including the narrative summary, and please ensure that the prior performance tables are consistent with the requirements of Corporation Finance Disclosure Topic 6. For example only, please ensure that you disclose the number of investors, the amount raised, and whether you purchased new, used or construction properties.

We have updated the disclosure for the prior performance section to include the required information, including the number of investors, the amount raised, and the property's condition at acquisition.

Exhibits

18. We note that many of the exhibits were filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We have diligently endeavored to convert exhibits that are originally in an improper electronic format to a compliant format. Several of our exhibits consist of paper documents that were scanned by third-parties, such as our realtor, and sent to us as a scanned .PDF. We and our legal counsel have separately attempted to convert these documents to a compliant searchable format, but the OCR software is unable to properly read and reproduce all of the text in our exhibits. Our counsel called Ms. Gorman to discuss the issue, and upon her advice, called the SEC’s EDGAR support line where he spoke with several individuals but ultimately, was unable to resolve the issue.

We will upload the exhibits as produced by the OCR software, but regrettably the unofficial copy will still be the easiest to read.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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